March 7, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Myriad Genetics, Inc.
Form 10-K for Fiscal Year Ended June 30, 2013
File No. 000-26642

Ladies and Gentlemen:

On behalf of Myriad Genetics, Inc., a Delaware corporation (the “Company”), I am hereby filing this response to the comments contained in the letter dated March 4, 2014, from Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to me concerning the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013 (the “2013 Annual Report”). The 2013 Annual Report was filed with the Commission on August 14, 2013.

As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Unless otherwise stated, all references to “Myriad,” “we,” “us,” “our,” the “Company” and similar designations refer to Myriad Genetics, Inc. and its subsidiaries.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Comment:

1.	You disclose that your research and development expenses include costs incurred in maintaining and improving your current molecular diagnostic tests. Please tell us how costs to maintain and improve your current molecular diagnostic test qualify as research and development activities in accordance with ASC 730. In this regard, research and development costs do not appear to encompass costs to maintain nor to routinely improve upon the qualities of existing products.

Response:

ASC 730-10-55-1 indicates that costs incurred for laboratory research aimed at discovery of new knowledge, conceptual formulation and design of possible product or process alternatives, testing in search for or evaluation of product or process alternatives and modification of the formulation or design of a product or process are typically considered research and development. ASC 730-05-02 explains that at the time most research and development costs are incurred, the future benefits are at best uncertain.

Research and development costs referenced as maintaining and improving our current molecular diagnostic tests under Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations on page 45 of our 2013 Annual Report are principally costs associated with clinical trials necessary to expand clinical indications for our current products, as well as costs associated with technological developments to identify new or modify testing processes. These efforts formulate, improve and create alternative or modified processes to more accurately complete our existing molecular diagnostic tests. These costs relate to uncertain outcomes at the time they are incurred and are not considered routine or periodic alterations but are integral to our ability to prove our products can have uses for medical conditions beyond the current applications.

We propose to revise the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Item 7 in all future filings by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), where such disclosure is applicable, and to be updated as circumstances dictate, as set forth below. Language in “bold” will be added to the disclosure while language with “~~strikethrough~~” will be deleted from the disclosure contained on page 45 of the 2013 Annual Report:

Our research and development expenses include costs incurred in ~~maintaining and~~ formulating, improving and creating alternative or modified processes related to and expanding the use of our nine current molecular diagnostic test offerings and costs incurred for the discovery, development and validation of our pipeline of molecular diagnostic and companion diagnostic test candidates.

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In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

We hope that the above responses and the proposed revisions to the Company’s future filings will be acceptable to the Commission. Please do not hesitate to call me at (801) 584-3672 with any questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ James S. Evans James S. Evans
Chief Financial Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.
Scott A. Samuels, Esq.

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